Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-257242

TERM SHEET

Dated November 21, 2022

$750,000,000

6.700% Senior Notes due 2032

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement, dated November 21, 2022 (including the documents incorporated by reference therein), relating to these securities.

Issuer:	Discover Financial Services

Security:	6.700% Senior Notes due 2032

Expected Ratings (Moody’s / S&P / Fitch):*	Baa3 (pos) / BBB- (stable) / BBB+ (stable)

Currency:	USD

Aggregate Principal Amount:	$750,000,000

Maturity:	November 29, 2032

Coupon:	6.700%

Payment Frequency:	Semi-Annually

Day Count Convention:	30/360

Benchmark Treasury:	UST 4.125% due November 15, 2032

Benchmark Treasury Price and Yield:	102-15; 3.825%

Spread to Benchmark Treasury:	T + 295 bps

Yield to Maturity:	6.775%

Price to Public:	99.462% of aggregate principal amount

Interest Payment Dates:	May 29 and November 29 of each year, commencing May 29, 2023

Trade Date:	November 21, 2022

Settlement Date:**	November 29, 2022 (T+5)

Denominations:	$2,000 x $1,000

CUSIP/ISIN:	254709AS7/US254709AS70

Optional Redemption:	Redeemable by the issuer at any time on or after August 29, 2032 (three months prior to the maturity date) at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, as described in the preliminary prospectus supplement.

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. RBC Capital Markets, LLC

Senior Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Samuel A. Ramirez & Company, Inc. Seibert Williams Shank & Co, LLC Wells Fargo Securities, LLC

Junior Co-Manager:	Academy Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The issuer expects that delivery of the notes will be made against payment therefor on or about November 29, 2022, which is the fifth business day following the date of this final term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Discover Financial Services has filed a registration statement (including a prospectus dated as of June 21, 2021) and a preliminary prospectus supplement dated as of November 21, 2022 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents Discover Financial Services has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus and the preliminary prospectus supplement may be obtained from (i) BofA Securities, Inc. by calling toll-free at 1-800-294-1322; (ii) Citigroup Global Markets Inc. by calling toll-free at 1-800-831-9146; or (iii) RBC Capital Markets, LLC by calling toll-free at 1-866-375-6829.